For immediate release

Exhibit 99.1.

FAIRMONT HOTELS & RESORTS INC. ANNOUNCES EFFECTIVENESS OF U.S.
REGISTRATION STATEMENT IN CONNECTION WITH PREVIOUSLY ISSUED
CONVERTIBLE SENIOR NOTES AND UNDERLYING COMMON SHARES

TORONTO, April 8, 2004 — Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) announced today that a Registration Statement on Form F-10 relating to the resale in the United States of US$270.0 million principal amount of 3.75% convertible senior notes due 2023, and the common shares issuable upon conversion of these notes, has been declared effective by the United States Securities and Exchange Commission (the “SEC”). The convertible notes were originally issued in an unregistered offering in December 2003, and the Form F-10 was filed with the SEC on April 6, 2004. The convertible notes and common shares issuable upon conversion thereof are subject to resale restrictions in Canada and, prior to May 20, 2004, may not be offered or sold to Canadian persons.

FHR will not receive any proceeds from any resale by the selling security holders of the convertible notes or the common shares issuable upon conversion of the convertible notes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Copies of the prospectus relating to the offering of the convertible notes and the common shares issuable upon conversion of the convertible notes may be obtained by submitting a written request to: Fairmont Hotels & Resorts Inc., Corporate Secretary, Canadian Pacific Tower, 100 Wellington Street W., Suite 1600, Toronto, Ontario M5K 1B7, Canada.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 83 luxury and first-class properties with more than 33,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company, as measured by rooms under management. Fairmont manages 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100% interest in Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact:	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com